UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

Commission File Number: 000-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1500, 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3E8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Cover Letter dated July 10, 2006

99.2	Report Pursuant to National Instrument 62-103 - Early Warning Report dated July 7, 2006

99.3	Ontario Fee Rule - Form 13-502F1 - Annual Participation Fee for Reporting Issuers

99.4	Annual Financial Statements for the Years Ended March 31, 2006 and 2005

99.5	Management Discussion and Analysis for the Year Ended March 31, 2006

99.6	Form 52-109F1 - Certification of Annual Filings - CEO

99.7	Form 52-109F1 - Certification of Annual Filings - Director

99.8	News Release dated July 7, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evolving Gold Corp.
(Registrant)

Date: March 28, 2007	By:	/s/ Lawrence Dick

Lawrence Dick
	Title:	President